Filed Pursuant to Rule 424(b)(3)
Registration No. 333-190983

STRATEGIC STORAGE TRUST II, INC.

SUPPLEMENT NO. 8 DATED JANUARY 6, 2017

TO THE PROSPECTUS DATED APRIL 11, 2016

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust II, Inc. dated April 11, 2016 and Supplement No. 4 dated July 11, 2016, which amended and superseded all prior supplements to the prospectus, Supplement No. 5 dated August 22, 2016, Supplement No. 6 dated October 4, 2016 and Supplement No.7 dated November 17, 2016. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our public offering;

•	an update regarding the reallocation of shares;

•	an update regarding the acquisition of the Second Phase of the 27 Property Portfolio and an assumption of a loan in connection thereto; and

•	an update regarding the extension of the KeyBank Property Loan and KeyBank Subordinate Loan.

Status of Our Offering

We commenced the initial public offering of shares of our common stock on January 10, 2014. On May 23, 2014, we reached the minimum offering amount of $1.5 million in sales of shares and commenced operations. Effective September 28, 2015, we reallocated shares in our primary offering to consist of the following: up to $500 million in Class A shares and up to $500 million in Class T shares. As of January 3, 2017, we had received gross offering proceeds of approximately $482 million from the sale of approximately 47 million Class A shares and approximately $67 million from the sale of approximately 7 million Class T shares in our offering. As of January 3, 2017, approximately $546 million in shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan. We have determined that our primary offering will close effective January 9, 2017. On January 9, 2017, we will cease offering shares under our primary offering. In connection with the closing of our primary offering, our transfer agent, DST Systems, Inc., must receive all subscription agreements in good order and must receive the funds for all accounts (including qualified accounts) on or before the close of business on January 9, 2017. Any subscriptions received or funded after January 9, 2017 will be promptly returned.

Reallocation of Class T Shares to Class A Shares

As stated above, effective September 28, 2015, we reallocated shares in our primary offering to consist of $500 million in Class A shares and $500 million in Class T shares. In our prospectus, we reserved the right to reallocate shares offered among the classes of shares. Since we are approaching the $500 million allocation of Class A shares in our primary offering, we are hereby reallocating $100 million shares of unsold Class T shares to the amount available for sale of our Class A shares. We are now offering up to $600 million in Class A shares and up to $400 million in Class T shares.

As a result of us selling more Class A shares than Class T shares, the amount of fees, commissions, costs and expenses actually incurred are higher than presented in the table in the “Estimated Use of Proceeds” section of our prospectus resulting in less proceeds available to us for investment.

Acquisition of Second Phase of 27 Property Portfolio

On March 25, 2016, one of our subsidiaries executed 12 purchase and sale agreements with unaffiliated parties for the acquisition of a portfolio of 22 self storage facilities (10 in Florida, 11 in North Carolina and one in Maryland), four parcels of land adjacent to facilities in North Carolina and one redevelopment property in North Carolina (the “27 Property Portfolio”). The purchase price for the 27 Property Portfolio is approximately $371 million, plus closing costs and acquisition fees. On June 1, 2016, we closed on 11 self storage facilities in Florida and Maryland representing the first phase (the “First Phase”) of the acquisition of the 27 Property Portfolio. The purchase price for the First Phase of the 27 Property Portfolio was approximately $275 million, plus closing costs and acquisition fees. On December 30, 2016, we assigned the purchase agreement for the one redevelopment property in Asheville, North Carolina to a subsidiary of Strategic Storage Growth Trust, Inc. The purchase price for the redevelopment property in Asheville, North Carolina was $3 million.

On December 30, 2016, we closed on the remaining 11 self storage facilities in North Carolina and four parcels of land adjacent to facilities in North Carolina representing the second and final phase (the “Second Phase”) of the acquisition of the 27 Property Portfolio. The purchase price for the Second Phase of the 27 Property Portfolio was approximately $93 million, plus closing costs and acquisition fees, which was funded with a combination of proceeds from our public offering and an assumption of the North Carolina Loan, as described further below. Our advisor earned approximately $1.6 million in acquisition fees in connection with the Second Phase of the acquisition of the 27 Property Portfolio. The 11 self storage facilities acquired in the Second Phase consist of approximately 4,850 units and approximately 553,500 net rentable square feet of storage space.

A summary of the 11 self storage facilities acquired in the Second Phase of the 27 Property Portfolio is as follows:

Property	Address	Purchase Price	Approx. Sq. Ft. (net)	Approx. Units
Asheville I – NC	1130 Sweeten Creek Road, Asheville, NC 28803/ 17-19 Chaparral Road, Asheville, NC 28803	$14,923,760	103,200	790
Arden – NC	3909 Sweeten Creek Road, Arden, NC 28704	$11,756,155	67,500	570
Asheville II – NC	127 Sweeten Creek Road, Asheville, NC 28803	$6,104,335	39,500	330
Hendersonville I – NC	1931 Spartanburg Highway, Hendersonville, NC 28792	$4,100,340	32,500	350
Asheville III – NC	600 Patton Avenue, Asheville, NC 28806	$9,521,285	51,000	420
Asheville IV – NC	40 Wilmington Street, Asheville, NC 28806	$8,828,660	54,700	480
Asheville V – NC	90 Highland Center Boulevard, Asheville, NC 28806	$9,772,215	51,600	450
Asheville VI – NC	21 Sardis Road, Asheville, NC 28806	$6,630,730	44,600	380
Asheville VII – NC	2594 Sweeten Creek Road, Asheville, NC 28803	$4,035,695	25,300	210
Hendersonville II – NC	102 Glover Street, Hendersonville, NC 28792	$7,720,460	47,600	490
Asheville VIII – NC	530/550 Swannanoa River Road, Asheville, NC 28805	$8,756,365	36,000	380

TOTAL		$92,150,000	553,500	4,850

In addition to the 11 self storage facilities listed above, the Second Phase of the 27 Property Portfolio included four parcels of land in Asheville, North Carolina that are adjacent to facilities in that area with an aggregate purchase price of approximately $0.65 million.

Upon completion of the acquisition of the Second Phase of the 27 Property Portfolio, our portfolio now consists of 77 wholly-owned properties in 14 states and Toronto, Canada, consisting of approximately 47,120 units and approximately 5.4 million net rentable square feet of storage space.

The weighted average capitalization rate for the 76 stabilized operating self storage facilities we owned as of December 31, 2016 was approximately 5.4%. The weighted average capitalization rate is calculated as the estimated first year annual net operating income at the respective property divided by the property purchase price, exclusive of offering costs, closing costs and fees paid to our advisor. Estimated first year net operating income on our real estate investments is total estimated revenues generally derived from the terms of in-place leases, less property operating expenses generally based on the operating history of the property. In instances where management determines that historical amounts will not be representative of first year revenues or property operating expenses, management uses its best faith estimate of such amounts based on anticipated property operations. Estimated first year net operating income excludes interest expense, asset management fees, depreciation and amortization and our company-level general and administrative expenses. Historical operating income for these properties is not necessarily indicative of future operating results.

Assumption of Debt Related to the Second Phase of the 27 Property Portfolio

In connection with the acquisition of the Second Phase of the 27 Property Portfolio, we, through two special purpose entities formed to acquire and hold the properties acquired in the Second Phase, assumed a loan with Wells Fargo Bank, National Association, as trustee, on behalf of the registered holders of GS Mortgage Securities Corporation II, Commercial Mortgage Pass-Through Certificates, Series 2014-GC24 (the “Current Lender”), which has a principal amount of approximately $47.2 million (the “North Carolina Loan”). The interest rate on the North Carolina Loan is 5.311% and matures in August 2024. The monthly payment on the North Carolina Loan is interest only through August 2019 and is secured by deeds of trust on our interest in the 11 self storage facilities acquired in the Second Phase of the Mindful Portfolio. The North Carolina Loan was securitized, and therefore, the loan may not be prepaid but may be repaid in whole or in part through a partial or full defeasance (releasing one of more of the properties from the liens). Pursuant to a joinder by and agreement of new indemnitor, we provided a non-recourse guaranty and environmental indemnity in connection with the assumption of the North Carolina Loan.

Extension of the KeyBank Property Loan and KeyBank Subordinate Loan

KeyBank Property Loan

On December 29, 2016, we, through certain affiliated entities (collectively, the “Borrower”), entered into a First Amendment to the Credit Agreement (the “First Amendment to the Property Loan”) in connection with a secured loan in the original amount of $105 million (the “Property Loan”) pursuant to the Credit Agreement dated June 1, 2016 (the “Property Loan Agreement”) with KeyBank, National Association (“KeyBank”), as administrative agent, for itself and the lenders to the Property Loan Agreement. Prior to the extension, one of the properties held as collateral was removed and the Property Loan was reduced to approximately $92.8 million. The First Amendment to the Property Loan extended the maturity date of the Property Loan Agreement from December 31, 2016 to March 31, 2017. The Borrower paid an extension fee in connection with such extension.

KeyBank Subordinate Loan

On December 29, 2016, we entered into a First Amendment to the Credit Agreement (the “First Amendment to the Subordinate Loan”) in connection with an unsecured term loan in the original amount of $30 million (the “Subordinate Loan”) pursuant to the Credit Agreement dated June 1, 2016 (the “Subordinate Loan Agreement”) with KeyBank, as administrative agent, for itself and the lenders to the Subordinate Loan Agreement. During the third and fourth quarters of 2016, we made payments totaling $20 million on the Subordinate Loan, reducing the loan amount to $10 million. The First Amendment to the Subordinate Loan extended the maturity date of the Subordinate Loan Agreement in the amount of $10 million from December 31, 2016 to March 31, 2017. We paid an extension fee in connection with such extension.